# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertex Energy Inc., CIK 0000890447
CUSIP: 92534K107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1331 GEMINI STREET, SUITE 250, HOUSTON, Texas (TX), 77058
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0000902664-24-005659
Filed by CIK 0000919185
Persons authorized to receive notices and communications: Kirk Rule, Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York (NY), 10172, 212-287-2500; Adriana Schwartz, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Highbridge Capital Management, LLC (CIK 0000919185): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Vertex Energy Inc.
Address of issuer's principal executive offices: 1331 GEMINI STREET, SUITE 250, HOUSTON, Texas (TX), 77058
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 1, 2024 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends and supplements Items 4 and 6 and amends and restates Item 5(a)-(c) and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
In accordance with the Restructuring Support Agreement (described in the Original Schedule 13D), the Issuer Parties filed the Chapter 11 Cases with the Bankruptcy Court on September 24, 2024, and filed a Chapter 11 plan (the "Plan") with the Bankruptcy Court on December 20, 2024. On December 20, 2024, the Bankruptcy Court confirmed the Plan.

The Plan became effective in accordance with its terms on January 21, 2025 (the "Effective Date"), and the Issuer Parties emerged from the Chapter 11 Cases.

On the Effective Date, pursuant to the Plan, all shares of Common Stock, all warrants to purchase the Common Stock, and any other equity-based instruments, issued and outstanding immediately prior to the Effective Date, and any rights of any holder in respect thereof, were deemed cancelled, released, extinguished, and of no further force or effect.

Also in accordance with the Plan, on the Effective Date, the obligations under the Restructuring Support Agreement and under the DIP Loan Agreement of the parties signatories thereto were cancelled.

Following the consummation of the transactions that occurred on January 21, 2025, any "group" that may be deemed to have existed between the Reporting Person and the other parties to the Restructuring Support Agreement has been terminated.

Pursuant to the Plan and following the cancellation of the Common Stock on the Effective Date, the reorganized company issued new common equity interests ("New Common Stock") to holders of Allowed DIP Claims (as defined in the Plan) and Allowed Term Loan Claims (as defined in the Plan), including the Reporting Person. The New Common Stock is not registered under, nor convertible into equity registered under, Section 12(b) or (g) of the Act and, accordingly, ownership of such New Common Stock is not subject to reporting under Section 13(d) or (g) of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Person has not effected transactions in the shares of Common Stock during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 21, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

In accordance with the Plan, on the Effective Date, the previously reported warrants to purchase an aggregate of 1,114,707 shares of Common Stock held by the Highbridge Funds were deemed cancelled, released, extinguished, and of no further force or effect.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (01/23/2025)